WARRANT PURCHASE AGREEMENT

This **WARRANT PURCHASE AGREEMENT** (this "**Agreement**") is dated as of July 16, 2026, by and among **XCF GLOBAL, INC.**, a Delaware corporation (the "**Company**"), and **GL PART SPV II, LLC**, a limited liability company organized and existing under the laws of the State of Wyoming ("**Investor**").

WHEREAS, the Company and Investor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act;

WHEREAS, the Company desires to sell to Investor, and Investor desires to purchase from the Company, upon the terms and subject to the conditions stated in this Agreement a "Common Stock Purchase Warrant" to purchase 6,891,798 shares of the Company's Class A Common Stock, par value $0.0001 per share (the "**Common Stock**") substantially in the form attached hereto as Exhibit A (the "**Initial Warrant**");

WHEREAS, subject to the terms of this Agreement, the Company desires to sell to Investor, at Investor's sole and absolute discretion, up to ninety-nine million dollars ($99,000,000) of additional warrants with terms substantially identical to the Initial Warrant (each an "**Additional Warrant**" and, collectively, the "**Additional Warrants**") to purchase Common Stock on any one or more of the following dates: July 31, 2026, August 31, 2026, September 30, 2026, October 30, 2026, November 30, 2026, December 31, 2026 and such other dates prior to December 31, 2026 as are mutually agreed by the Company and Investor (the "**Additional Purchase Dates**" and each an "**Additional Purchase Date**").

WHEREAS, contemporaneously with the sale of the Initial Warrant, the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, pursuant to which the Company will agree to provide certain registration rights under the Securities Act in respect of the Initial Warrant and the Additional Warrants (collectively, the "**Warrants**") and the Warrant Shares (as defined below).

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and Investor agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"**Additional Purchase Dates" and** "**Additional Purchase Date**" have the meaning set forth in the recitals.

"**Additional Warrant Purchase Amount**" means the aggregate dollar amount specified in the applicable Additional Warrant Purchase Notice.

"**Additional Warrant Purchase Price**" has the meaning set forth in Section 2.2(b).

"**Additional Warrant Shares"** has the meaning set forth in Section 3.2.

"**Additional Warrants**" and "**Additional Warrants**" has the meaning set forth in the recitals.

"**Additional Warrant Closing** " has the meaning set forth in Section 2.2(b).

"**Additional Warrant Closing Date**" has the meaning set forth in Section 2.2(b).

"**Additional Warrant Purchase Notice**" has the meaning set forth in Section 2.1(b).

"**Affiliate**" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.

"**Agreement**" has the meaning set forth in the recitals.

"**Amended and Restated Bylaws**" means the Bylaws of the Company, as currently in effect.

"**Amended and Restated Certificate of Incorporation**" means the Certificate of Incorporation of the Company, as currently in effect.

"**Board of Directors**" means the board of directors of the Company.

"**Business Day**" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"**Common Stock**" has the meaning set forth in the recitals.

"**Company**" has the meaning set forth in the recitals.

"**Disclosure Document**" has the meaning set forth in Section 5.7.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

"**GAAP**" has the meaning set forth in Section 3.4.

"**Initial Warrant Purchase Price**" has the meaning set forth in Section 2.1(a).

"**Initial Closing**" has the meaning set forth in Section 2.2(a).

"**Initial Closing Date**" has the meaning set forth in Section 2.2(a).

"**Initial Warrant**" has the meaning set forth in the recitals.

"**Initial Warrant Shares"** means the 6,891,798 shares of Common Stock initially purchasable upon exercise of the Initial Warrant, subject to the adjustment pursuant to the terms of Initial Warrant, subject to adjustment as set forth in the Initial Warrant.

"**Investor**" has the meanings set forth in the recitals.

"**Material Adverse Effect**" means any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, financial condition, properties, assets, liabilities, stockholders' equity or results of operations of the Company and its subsidiaries, taken as a whole, or (b) materially delays or materially impairs the ability of the Company to comply, or prevents the Company from complying, with its obligations under this Agreement, the other Transaction Agreements, or with respect to Initial Closing or any Additional Warrant Closing, or would reasonably be expected to do so.

"**Nasdaq**" means the Nasdaq Stock Market LLC.

"**National Exchange**" means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market and The Nasdaq Capital Market.

"**Person**" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, any governmental entity or any department or agency thereof or any other entity or organization.

"**Price Per Warrant Share**" has the meaning set forth in Section 2.1(b).

"**Pricing Date**" means the Trading Day immediately preceding the applicable Additional Purchase Date.

"**Registration Rights Agreement**" has the meaning set forth in Section 6.1(h).

"**Rule 144**" means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

"**SEC**" means the U.S. Securities and Exchange Commission.

"SEC Reports" has the meaning set forth in Section 3.4.

"**Securities Act**" means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

"**Short Sales**" include, without limitation, (a) all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (b) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

"**Trading Day**" means any day on which the Common Stock is traded on the Nasdaq, or, if the Nasdaq is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time)

"**Transaction Agreements**" means this Agreement, the Warrants, and the Registration Rights Agreement.

"**Transfer Agent**" means, with respect to the Common Stock, Continental Stock Transfer & Trust Company or such other financial institution that provides transfer agent services as the Company may engage from time to time.

"**VWAP**" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a National Exchange, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), (b) if the Common Stock is not then listed or quoted for trading on a National Exchange and if prices for the Common Stock are then reported in the OTC Pink published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (c) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Investor and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

"**Warrant Shares**" has the meaning set forth in Section 3.2.

"**Warrants**" has the meaning set forth in the recitals.

2. Purchase and Sale of Warrants.

2.1 Purchase and Sale.

(a) *Initial Warrant.* On the Initial Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and Investor agrees to purchase the Initial Warrant for a purchase price of one million dollars ($1,000,0000) (the "**Initial Warrant Purchase Price**"), which has been determined as set forth in Section 2.1(b).

(b) *Option of Investor to Purchase Additional Warrants.* At the sole discretion of Investor and upon the terms and subject to conditions set forth herein, Investor may purchase up to $10 million of Additional Warrants on any Additional Purchase Date and up to ninety-nine million dollars ($99,000,000) in the aggregate on Additional Purchase Dates by providing notice to the Company not less than five (5) Business Days prior to the applicable Additional Purchase Date in substantially the form set forth on Exhibit C (the "**Additional**

Warrant Purchase Notice”). Subject to Section 2.1(c), the purchase price for each Additional Warrant expressed as a price per Warrant Share underlying each Additional Warrant (“**Price Per Warrant Share**”) shall be determined as of each Pricing Date by using the following formula:

$W = C(S, \$2.50, T; q) - (2.50/15.00)\cdot C(S, \$15.00, T; q)$

Where:

W = purchase price per Warrant Share underlying each Additional Warrant.

C = the Black–Scholes value of a European call on the Common Stock and the call-spread expression is the parties’ agreed valuation convention for the American-style, cashless / net-share-settled Warrant under the no-expected-dividend assumption, in case using the “σ” and “r” values referenced below.

S = the arithmetic average of the daily VWAPs of the Common Stock for the ten (10) Trading Days ending on (and including) the Pricing Date.

T = the number of years from the applicable issue date to the Termination Date (as defined in such Additional Warrant) of such Additional Warrant

σ = the annualized historical volatility of the Common Stock over the ninety (90) Trading Days ending on the Pricing Date (subject to a floor of 75% and a cap of 150%).

r = the most recently published 3-year U.S. Treasury constant-maturity yield available as of the calculation time.

q = the expected dividend yield, assumed to be zero unless otherwise agreed by the Calculation Agent based on declared or reasonably expected dividends or distributions.

All dollar amounts shall be rounded to the nearest one-one hundredth ($1/100^{th}$) of a cent. The number of Additional Warrant Shares shall equal the applicable Additional Warrant Purchase Amount divided by W, rounded down to the nearest whole share, and the aggregate purchase price shall equal W multiplied by such number of Additional Warrant Shares.

For the avoidance of doubt, the Additional Warrant Shares so determined are the gross underlying Warrant Shares (Y in the cashless exercise formula), and the number of shares actually issued upon exercise shall be “X” as determined under the cashless exercise formula set forth in Section 2(d) of each Additional Warrant. All amounts hereunder shall be reasonably determined by Investor in writing and shall be reasonably confirmed the Company in writing, and, after such confirmation, shall be final and binding for closing purposes. The applicable Additional Warrant Purchase Notice shall specify the Additional Warrant Purchase Amount and the target Additional Purchase Date.

(c) Limitation on Number of Warrant Shares Underlying Additional Warrants and Minimum Price Per Warrant Share. Notwithstanding anything to the contrary herein, in no event shall (i) the number of Warrant Shares underlying all Warrants purchased hereunder exceed fifty million (50,000,000) and (ii) the Price Per Warrant Share paid for an Additional Warrant be less than \$0.10.

2.2 Closings.

(a) *Initial Closing.* Subject to the satisfaction or waiver of the conditions set forth in Section 6 of this Agreement, the closing of the purchase and sale of the Initial Warrant (the "**Initial Closing**") shall occur remotely via the exchange of documents and signatures on July 23, 2026 Agreement or such other date as agreed to by the Company and Investor (the "**Initial Closing Date**"). At the Initial Closing, the Initial Warrant shall be issued and delivered to Investor, or in such nominee name(s) as designated by Investor, representing the right to purchase the Initial Warrant Shares at an exercise price of $2.50 (subject to adjustment pursuant to the terms of the Series Warrant), against payment to the Company of the Initial Warrant Purchase Price in full, by wire transfer to the Company of immediately available funds, at or prior to the Initial Closing, in accordance with wire instructions provided by the Company to Investor at least one Business Day prior to the Initial Closing. In the event that the Initial Closing has not occurred within one Business Day after the Initial Closing Date, unless otherwise agreed by the Company and Investor, the Company shall promptly (but no later than one Business Day thereafter) return the previously wired Initial Warrant Purchase Price to Investor by wire transfer of United States dollars in immediately available funds to the account specified by Investor; *provided* that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Initial Warrant at the Initial Closing.

(b) *Additional Warrant Closings.* Subject to the satisfaction or waiver of the conditions set forth in Section 6 of this Agreement, each closing of the purchase and sale of the an Additional Warrant (each an "**Additional Warrant Closing**") shall occur remotely via the exchange of documents and signatures on the applicable Additional Purchase Date (each an "**Additional Warrant Closing Date**"). At each Additional Warrant Closing, the Additional Warrant shall be issued and delivered to Investor, or in such nominee name(s) as designated by Investor, representing the right to purchase Additional Warrant Shares at an exercise price of $2.50 (subject to adjustment pursuant to the terms of the Additional Warrant), in each case against payment to the Company of the purchase price therefor (the "**Additional Warrant Purchase Price**") in full, by wire transfer to the Company of immediately available funds, at or prior to the Additional Warrant Closing, in accordance with wire instructions provided by the Company to Investor at least one Business Day prior to such Additional Warrant Closing. In the event that an Additional Warrant Closing has not occurred within one Business Day after the applicable Additional Warrant Closing Date, unless otherwise agreed by the Company and Investor, the Company shall promptly (but no later than one Business Day thereafter) return the previously wired Additional Warrant Purchase Price to Investor by wire transfer of United States dollars in immediately available funds to the account specified by Investor; *provided* that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Additional Warrant at the Additional Warrant Closing.

3. Representations and Warranties of the Company. The Company represents and warrants to Investor that the statements contained in this Section 3 are true and correct as of the date of this Agreement, as of the Initial Closing Date and as of each Additional Warrant Closing

Date (if any), in each case, except as to any representations and warranties that specifically relate to an earlier date:

3.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of the Delaware and has the requisite corporate power and capacity to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company's subsidiaries is duly incorporated or organized, as the case may be, and validly existing and in good standing (to the extent such concept exists in such subsidiary's home jurisdiction) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite power and authority to carry on its business as now conducted and to own or lease its properties.

3.2 Each of Transaction Agreements have been (or will be prior to execution) duly authorized, validly executed and delivered by the Company and shall constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity. The Company has all requisite power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements, including the issuance and sale of (a) the Warrants, (b) the Initial Warrant Shares and (c) the shares of Common Stock issuable upon the exercise of any Additional Warrants (the "**Additional Warrant Shares**" and, together with the Initial Warrant Shares, the "**Warrant Shares**"). All action on the part of the Company, its officers, directors and shareholders necessary for the authorization of the Warrant Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated thereby, including the issuance and sale of the Warrants and the Warrant Shares, has been taken, except, with respect to having sufficient authorized shares of Common Stock for issuance upon exercise of Additional Warrant Shares, all required actions with respect to having sufficient authorized shares of Common Stock for the issuance of Additional Warrant Shares, will be taken prior to the issuance of each Additional Warrant.

3.3 The Initial Warrant Shares have been (and prior to the applicable Additional Warrant Closing Date, the Additional Warrant Shares shall be) duly and validly authorized and reserved for issuance and, upon issuance pursuant to the terms of the Warrants against full payment therefor in accordance with the terms of the Warrants, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws), and the holder of the Warrant Shares shall be entitled to all rights accorded to a holder of Common Stock.

3.4 A copy of each form, report, statement, schedule, proxy and other document filed by the Company with the SEC on or prior to the Initial Closing Date and, as applicable, each Additional Warrant Closing Date (collectively, the "**SEC Reports**") is available to Investor (including via the SEC's EDGAR system). As of their respective filing dates, all SEC Reports complied in all material respects with the requirements of the Exchange Act. None of the SEC Reports filed under the Exchange Act (except to the extent that information contained in any SEC

Report has been superseded by a later timely filed SEC Report) contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports, as applicable, comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject to (i) in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved ("**GAAP**") (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP), and (ii) changes to historical accounting policies of the Company in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to the Company. There are no outstanding or unresolved comments in comment letters from the staff of the SEC with respect to any of the SEC Reports. For the avoidance of doubt, any restatement of the financial statements of the Company and any amendments to previously filed SEC Reports or delays in filing SEC Reports, in connection with any guidance from the SEC following the date of this Agreement, shall not be deemed to constitute a breach of this Section 3.4. Additionally, for avoidance of doubt, any amendment or modification of any SEC Report (or any agreement filed as an exhibit to any SEC Report) from its initial filing date in a subsequent filing shall not be deemed to constitute a breach of this Section 3.4.

3.5 The execution, delivery and performance by the Company of Transaction Agreements and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Company, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (iii) result in a violation of any law (including U.S. federal and state securities laws) applicable to the Company, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations hereunder.

3.6 Assuming the accuracy of Investor's representations and warranties set forth in Section 4, no registration under the Securities Act is required for the sale and issuance of the Warrants. The Warrants (i) were not offered to Investor by any form of general solicitation or general advertising and (ii) are not being offered Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state or other applicable securities laws.

4. Representations and Warranties of Investor. Investor represents and warrants to the Company that the statements contained in this Section 4 are true and correct as of the date of

this Agreement, as of the Initial Closing Date and as of each Additional Warrant Closing Date (if any):

4.1 Organization; Authority. Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.

4.2 No Public Sale or Distribution. Investor is acquiring the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the Securities Act; *provided, however*, by making the representations herein, Investor does not agree, or make any representation or warranty, to hold any of the Warrants for any minimum or other specific term and reserves the right to dispose of the Warrants at any time in accordance with or pursuant to a registration statement or an exemption from registration under the Securities Act. Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Warrants in violation of applicable securities laws.

4.3 Accredited Investor Status. Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

4.4 Reliance on Exemptions. Investor understands that the Warrants are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Investor set forth herein in order to determine the availability of such exemptions and the eligibility of Investor to acquire the Warrants.

4.5 Information. Investor and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Warrants that have been requested by Investor. Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by Investor or its advisors, if any, or its representatives shall modify, amend or affect Investor's right to rely on the Company's representations and warranties contained herein. Investor understands that its investment in the Warrants involves a high degree of risk and hereby acknowledges reviewing the disclosure under the heading "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 31, 2026 as such disclosure was updated under the heading "Item 1A. Risk Factors" in the Company's Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 15, 2026. Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Warrants.

4.6 No Governmental Review. Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Warrants or the fairness or suitability of the investment

in the Warrants nor have such authorities passed upon or endorsed the merits of the offering of the Warrants.

4.7 Transfer or Resale. Investor understands that: (i) the offer and sale of the Warrants and the Warrant Shares to Investor has not been and will not be registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) Investor shall have delivered to the Company (if requested by the Company) an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Warrants or Warrant Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) Investor provides the Company with reasonable assurance that such Warrants or Warrant Shares can be sold, assigned or transferred pursuant to Rule 144; and (ii) any certificates or book entry notations evidencing the Warrants or the Warrant Shares may bear one or more legends in substantially the following form and substance:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION)."

In addition, the Warrants and the Warrant Shares may contain a legend regarding affiliate status of Investor, if applicable.

4.8 Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of Investor and shall constitute the legal, valid and binding obligations of Investor enforceable against Investor in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

4.9 No Conflicts. The execution, delivery and performance by Investor of this Agreement and the Registration Rights Agreement and the consummation by Investor of the transactions contemplated by the Transaction Agreements thereby will not (i) result in a violation of the organizational documents of Investor, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or

instrument to which Investor is a party, or (iii) result in a violation of any law (including U.S. federal and state securities laws) applicable to Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Investor to perform its obligations hereunder.

4.10 Residency. Investor's residence (if an individual) or offices in which its investment decision with respect to the Warrants was made (if an entity) are located at the address set forth in Section 8.1(b), except as otherwise communicated by Investor to the Company.

4.11 Independent Evaluation. Investor confirms and agrees that (i) it has independently evaluated the merits of its decision to purchase the Warrants, (ii) it has not relied on the advice of, or any representations by any placement agent or any affiliate thereof or any of their respective representatives in making such decision.

4.12 Brokers and Finders. Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.13 Acknowledgement of Risk. Investor acknowledges and understands that its investment in the Warrants involves a significant degree of risk, including, without limitation, (i) the Company remains an early stage business with limited operating history and requires substantial funds in addition to the proceeds from the sale of the Warrants; (ii) an investment in the Company is speculative, and only purchasers who can afford the loss of their entire investment should consider investing in the Company and the Warrants; (iii) Investor may not be able to liquidate its investment; (iv) transferability of the Warrants and the Warrant Shares is limited; (v) in the event of a disposition of the Warrants, Investor could sustain the loss of its entire investment; and (vi) the Company has not paid any dividends on its Common Stock since inception and does not anticipate the payment of dividends in the foreseeable future.

4.14 Certain Trading Activities. Other than consummating the transaction contemplated hereby, Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that Investor was first contacted by the Company or any other Person regarding the transaction contemplated hereby and ending on the final Additional Purchase Date. Covenants.

4.15 Further Assurances. Each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions of this Agreement and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms of this Agreement. Investor acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Initial Closing and any Additional Warrant Closing, Investor agrees to

promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 of this Agreement are no longer accurate.

4.16 DTC Eligibility of Warrants; Listing the Warrants on a Trading Market. The Company shall use commercially reasonable efforts to make Warrants eligible for deposit with The Depository Trust Company and to list the Warrants on a National Exchange, such as the Nasdaq or, if the Warrants are not eligible for trading on the Nasdaq or another National Exchange, the trading markets maintained by OTC Markets Group Inc.

4.17 Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Warrants in a manner that would require the registration under the Securities Act of the sale of the Warrants to Investor, or that will be aggregated with the offer or sale of the Warrants for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.18 Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of the Warrants or the Warrant Shares by Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by Investor with the requirements of this Agreement, if requested by Investor by notice to the Company, the Company shall request the transfer agent of its Common Stock to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends as soon as reasonably practicable following any such request therefor from Investor, provided that the Company has timely received from Investor customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

(b) Anytime following the one-year anniversary of the issuance of Warrants and provided that Investor is not an Affiliate of the Company at such time, the Company shall as soon as reasonably practicable following receipt of a duly completed and executed Legend Removal Certificate from Investor substantially in the form attached hereto as Exhibit D, (A) deliver to the transfer agent instructions that the transfer agent shall make a new, unlegended entry for such Warrants or any Warrant Shares issued upon exercise of such Warrants, and (B) cause its counsel to deliver to the transfer agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the transfer agent to effect the removal of such legend in accordance with the provisions of this Agreement.

4.19 Withholding Taxes. Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from

time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

4.20 Reservation of Common Stock. As of the date of this Agreement, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue Initial Warrant Shares that are issuable upon the exercise of the Initial Warrant and, as of each Additional Warrant Closing Date, the Company shall have reserved and continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue Additional Warrant Shares that are issuable upon the exercise of the Additional Warrant to be issued as of such Additional Warrant Closing Date.

4.21 Disclosure of Transactions. The Company shall, by 5:00 p.m., New York City time, on the fourth (4th) Business Day immediately following the date of this Agreement file with the SEC a Current Report on Form 8-K (including all exhibits thereto, the "**Disclosure Document**") disclosing all material terms of the transactions contemplated hereby and by the other Transaction Agreements and attaching this Agreement and the other Transaction Agreements as exhibits to such Disclosure Document.

5. Conditions of Closing.

5.1 Conditions to the Obligation of Investor. The obligations of Investor to consummate (i) the transactions to be consummated at the Initial Closing, and to purchase and pay for the Initial Warrant at the Initial Closing and (ii) to consummate the transactions to be consummated at an Additional Warrant Closing and to purchase an Additional Warrant, are, in each case, subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects, except for those representation and warranties qualified by materiality or material adverse effect, which shall be true and correct in all respects, as of the date of this Agreement and as of any Additional Warrant Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality or material adverse effect, which shall be true and correct in all respects as of such earlier date.

(b) Performance. The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company on or prior to (i) the Initial Closing Date with respect to the sale of the Initial Warrant and (ii) the applicable Additional Warrant Closing Date with respect to the sale of each Additional Warrant.

(c) No Injunction. The purchase of and payment for the Warrants by Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Consents. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Warrants, all of which shall be in full force and effect.

(e) Adverse Changes. Since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(f) Compliance Certificate. An authorized officer of the Company shall have delivered to Investor at each Additional Warrant Closing Date a certificate certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(e) (Adverse Changes), 6.1(i) (Listing Requirements) and 6.1(l) (No Injunction) of this Agreement have been fulfilled.

(g) Secretary's Certificate. The Secretary of the Company shall have delivered to Investor at the Initial Closing Date and any Additional Warrant Closing Date a certificate certifying (i) the Amended and Restated Certificate of Incorporation; (ii) the Amended and Restated Bylaws; and (iii) resolutions of the Company's Board of Directors (or an authorized committee thereof) approving this Agreement, the other Transaction Agreements, the transactions contemplated by this Agreement and the issuance of the Warrants and the Warrant Shares.

(h) Registration Rights Agreement. On the Initial Closing Date, the Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit B (the "**Registration Rights Agreement**") to Investor.

(i) Listing Requirements. No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock. The Common Stock shall be listed on a National Exchange and shall not have been suspended, as of the Initial Closing Date with respect to the sale of Initial Warrants and, as of the applicable Additional Warrant Closing Date with respect to the sale of an Additional Warrant, by the SEC or the National Exchange from trading thereon; and the Company shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of (i) the Initial Warrant Shares with respect to the sale of Initial Warrants and (ii) Additional Warrant Shares issuable upon the sale an Additional Warrant prior to the applicable Additional Warrant Closing Date, and, in each case, Nasdaq shall have raised no objection to such notice and the transactions contemplated hereby.

(j) No Injunction. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental entity or any department or agency thereof, shall have been issued, and no action or proceeding shall have been instituted by any governmental agency or body, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Agreements.

5.2 Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions to be consummated at (i) the Initial Closing, and to issue and sell to Investor the Initial Warrants to be purchased by it at the Initial Closing pursuant

to this Agreement and (ii) each Additional Warrant Closing, and to issue and sell to Investor the Additional Warrant to be purchased by it at each Additional Warrant Closing pursuant to this Agreement is, in each case, subject to the satisfaction or waiver in writing of the following conditions precedent, to the extent applicable:

(a) Representations and Warranties. The representations and warranties of Investor in Section 4 hereto shall be true and correct on and each Additional Warrant Closing Date, with the same force and effect as though made on and as of each Additional Warrant Closing Date and consummation of an Additional Warrant Closing shall constitute a reaffirmation by Investor of each of the representations, warranties, covenants and agreements of Investor contained in this Agreement as of such Additional Warrant Closing Date.

(b) Performance. Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by Investor on or prior to the Initial Closing Date or any Additional Warrant Closing Date.

(c) Injunction. The purchase of and payment for the Warrants by Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d) Registration Rights Agreement. On the Initial Closing Date, Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached as Exhibit B.

(e) Sufficient Number of Authorized Shares. With respect to each purchase of an Additional Warrant, the Company shall have a sufficient number of authorized and unissued shares of Common Stock to cover the issuance of the Additional Warrant Shares issuable upon the exercise of the Additional Warrant being purchased.

(f) Payment. With respect to the Initial Closing, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the Initial Warrant Purchase Price. With respect to an Additional Warrant Closing, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the Additional Warrant Purchase Price for the Additional Warrant being purchased by Investor at such Additional Warrant Closing.

6. Termination.

6.1 Termination. The obligations of the Company, on the one hand, and Investor, on the other hand, to effect the Additional Warrant Closings shall terminate as follows:

(i) Upon the mutual written consent of the Company and Investor;

(ii) By the Company if any of the conditions set forth in Section 5.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(iii) After September 30, 2026, by the Company in its sole discretion by providing notice to Investor of such termination within three (3) Business Days after any

Additional Purchase Date, in which case, this Agreement shall terminate on the date of such notice; or

(iv) By Investor if any of the conditions set forth in Section 5.1 shall have become incapable of fulfillment, and shall not have been waived by Investor;

provided, however, that, in the case of clauses (ii) and (iii) above, the party seeking to terminate its obligation to effect the Initial Closing or any Additional Warrant Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the Initial Closing or any Additional Warrant Closing.

7. Miscellaneous Provisions.

7.1 Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next Business Day, (c) three (3) Business Days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt:

(a) If to the Company, addressed as follows:

XCF Global Inc.
2500 City West Blvd, Suite 150-13
Houston, TX 77042
Attention: Harvey Schnitzer
Email: h.schnitzer@xcf.global

with a copy (which shall not constitute notice):

Paul Hastings LLP
200 Park Avenue
New York, NY 10166
Attention: Gil Savir
Email: gilsavir@paulhastings.com

(b) If to Investor, addressed as follows:

GL PART SPV II, LLC
30 N Gould St., Suite R
Sheridan WY 82801
Attention: Majique Ladnier
Email: ml@glspv.com

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

7.2 Consent to Electronic Notice. Investor consents to the delivery of any stockholder notice pursuant to Section 232 of the Delaware General Corporation Law, as amended or superseded from time to time, at the e-mail address set forth below in Section 8.1(b), as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

7.3 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

7.4 Governing Law; Submission to Jurisdiction; Venue.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b) The Company and Investor hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 7.1 or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts

referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto; and

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law.

7.5 Waiver of Jury Trial. **Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.**

7.6 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

7.7 Expenses. Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Warrants and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other taxes (other than income taxes) and duties levied in connection with the delivery of any Warrants or Warrant Shares to Investor.

7.8 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of Investor, and (y) Investor, in the case of the Company, provided that Investor may, without the prior consent of the Company, assign its rights to purchase the Warrants hereunder to any of its Affiliates (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 4). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

7.9 Confidential Information.

(a) Investor covenants that until such time as the transactions contemplated by this Agreement and any material non-public information provided to Investor are publicly disclosed by the Company, Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to Investor's outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b) The Company may request from Investor such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of Investor to acquire the Warrants, and Investor shall promptly provide such information as may reasonably be requested to the extent readily available; *provided*, that the Company agrees to keep any such information provided by Investor confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq. Investor acknowledges that the Company may file a copy of this Agreement and the Registration Rights Agreement with the SEC as exhibit to a periodic report, a current report or a registration statement of the Company.

7.10 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby.

7.11 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

7.12 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

7.13 Entire Agreement; Amendments. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto), constitute the entire agreement between the parties hereto respecting the subject matter of this Agreement and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter of this Agreement, whether written or oral. No amendment, modification, alteration, or change in any of the terms of this Agreement shall be valid or binding

upon the parties hereto unless made in writing and duly executed by the Company and Investor. The Company, on the one hand, and Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by Investor or the Company, respectively, with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by Investor or the Company, respectively.

7.14 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Initial Closing and any Additional Warrant Closing and the delivery of the Warrants in accordance with their respective terms.

7.15 Contract Interpretation. This Agreement is the joint product of Investor and the Company and each provision of this Agreement has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

7.16 Arm's Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Warrants were determined as a result of arm's-length negotiations.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

XCF GLOBAL, INC.

Signed by:

By: Christopher Cooper

C010BD85809B497...

Name: Christopher Cooper

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

GL PART SPV II, LLC

By: Signed by: Majique Ladnier 35A2FE7A24C943B

Name: Majique Ladnier

Title: Manager

Address:
30 N Gould St., Suite R
Sheridan WY 82801
Attention: Majique Ladnier
Email: ml@glspv.com

EXHIBIT A

FORM OF INITIAL WARRANT

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

COMMON STOCK PURCHASE WARRANT

XCF GLOBAL INC.

Warrant Shares: [●] Issue Date: July [●], 2026

Initial Exercise Date: July [●], 2026

THIS COMMON STOCK PURCHASE WARRANT (this "Warrant") certifies that, for value received, GL PART SPV II, LLC or its permitted assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the Initial Exercise Date and on or prior to 5:00 p.m. (New York City time) on September 30, 2029 (the "Termination Date") but not thereafter, to subscribe for and purchase from XCF Global Inc., a Delaware corporation (the "Company"), up to [●] shares of the Company's Series A Common Stock, par value $0.0001 per share ("Common Stock") (as subject to adjustment hereunder, the "Warrant Shares"). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b) below. Pursuant to the Registration Rights Agreement between the Company and the Holder, dated of even date herewith (the "RRA"), subject to the terms and conditions of the RRA, the Company expects to file a registration statement on Form S-3 (or, if Form S-3 is not available to the Company, any other form the Company is eligible to use) (as applicable, the "Registration Statement") to register under the Securities Act of 1933, as amended (the "Securities Act"), the resale of any Warrants and the Warrant Shares issued to the Holder.

Section 1. Agreement. This Warrant is one of a several substantially identical warrants that may, at the option GL PART SPV II, LLC, be subsequently issued pursuant to that certain Warrant Purchase Agreement, dated of even date herewith, by and among the Company and GL PART SPV II, LLC (as the same may be amended from time to time, the "**Purchase Agreement**").

Section 2. Exercise.

(a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date on or before the Termination Date by delivery to the Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto as Exhibit A (the "Notice of Exercise"). Unless the cashless exercise procedure

specified in Section 2(d) below (if available) is specified in the applicable Notice of Exercise, within two (2) Trading Days following the date of exercise as aforesaid, the Holder shall deliver to the Company the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer or cashier's check drawn on a United States bank, and the date on which such Exercise Price is delivered to the Company is an "Exercise Date," provided that if the cashless exercise procedure specified in Section 2(d) below is specified in the applicable Notice of Exercise, the Exercise Date shall be the date the Notice of Exercise is delivered to the Company. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased in connection with such partial exercise. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. **The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.** For purposes of this Warrant, "Trading Day" means any day on which the Common Stock is purchased and sold on the principal market on which the Common Stock is listed or quoted (the "Trading Market").

(b) Exercise Price. The exercise price per share of Common Stock under this Warrant shall be $2.50, subject to adjustment hereunder (the "Exercise Price").

(c) Mechanics of Exercise.

(i) Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder (the "Exercise Shares") to be transmitted by its transfer agent to the Holder (i) by crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("DWAC") if the Company is then a participant in such system and there is an effective registration statement permitting the issuance of the Warrant Shares to the Holder and (ii) otherwise by delivering evidence of issuance of the Warrant Shares in book entry with the Company's transfer agent, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise (or, evidence of such book entry issuance to the email address specified in such Notice of Exercise) by the date that is no less than the number of Trading Days comprising the Standard Settlement Period following the Exercise Date. The Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with

respect to which this Warrant has been exercised as of the Exercise Date, irrespective of the date such Warrant Shares are credited to the Holder's Depository Trust Company account or the date of the book entry positions evidencing such Warrant Shares. For purposes of this Warrant, "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, for the Trading Market with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice, which as of the Issue Date was "T+1."

(ii) Buy-In. In addition to any other rights available to the Holder, if the Company fails to cause the transfer agent to deliver to the Holder or its designee Exercise Shares in the manner required pursuant to Section 2(c)(i) within the Standard Settlement Period following the Exercise Date (other than a failure caused by incorrect or incomplete information provided by the Holder to the Company) and the Holder or the Holder's broker on its behalf purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In") but did not receive within the Standard Settlement Period, then the Company shall, within two (2) Trading Days after the Holder's request (i) pay cash to the Holder in an amount equal to the excess (if any) of the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased in the Buy-In, less the product of (A) the number of shares of Common Stock purchased in the Buy-In, times (B) the Closing Sale Price (as defined below) of a share of Common Stock on the Exercise Date and (ii) in the Holder's sole discretion, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or promptly honor its obligation to deliver to the Holder or its designee the Exercise Shares pursuant to Section 2(c)(i). The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, including the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(iii) Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

(iv) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash

adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the fair market value (based on the Closing Sale Price) for any such fractional shares.

(v) Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto as Exhibit B duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all transfer agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

(vi) Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(d) Cashless Exercise if Registration Statement Not Available. Notwithstanding anything contained herein to the contrary, the Holder may, in lieu of payment of the Exercise Price in the manner as specified in Section 2(a) above, but otherwise in accordance with the requirements of Section 2(a), at its option, exercise this Warrant, in whole or in part, by means of a "cashless exercise" in which the Holder shall be entitled to receive, and the Company shall issue to the Holder, such number of fully paid and non-assessable Warrant Shares determined as follows: X = Y[(A-B)/A] ("Cashless Exercise"), where:

(X) = the number of Warrant Shares to be issued to the Holder;

(A) = the Closing Sale Price (as defined below) of the shares of Common Stock (as of the Trading Day on the date immediately preceding the Exercise Date;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(Y) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise pursuant to Section 2(a) rather than a cashless exercise.

For purposes of this Warrant, "Closing Sale Price" means, for any security as of any date, the last trade price for such security on the principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Trading Market begins to operate on an extended hours basis and does not designate the last

trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. Notwithstanding anything to the contrary herein, if the Closing Price, as calculated in accordance with this paragraph, is above $15.00, the Closing Price for determining the number of shares to be issued upon the cashless exercise of this Warrant shall be $15.00, *i.e.* in no event shall the Closing Sales Price exceed $15.00 for purposes of determining the number of shares to be issued upon the cashless exercise of this Warrant.

For purposes of Rule 144, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued (provided that the Securities and Exchange Commission (the "Commission") continues to take the position that such treatment is proper at the time of such exercise).

If Warrant Shares are issued in such a cashless exercise, the parties to this Warrant acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(d).

Section 3. Certain Adjustments.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend on its Common Stock or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of Common Stock any shares of capital stock of the Company, then in each case the number of Warrant Shares shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification; *provided, however,* if an adjustment is made immediately after the record date for the determination of

stockholders entitled to receive a dividend or distribution but such dividend or distribution is not so made, the number of Warrant Shares shall be readjusted, effective as of the date the Company's Board of Directors determines not to make such dividend or distribution, to the number of Warrant Shares issuable upon exercise of this Warrant that would then be in effect at such time had no such adjustment been made.

(b) Rights Upon Distribution of Assets. If, on or after the Issue Date and on or prior to the Termination Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of shares of Common Stock subject to Section 3(a) and any Fundamental Transaction subject to Section 3(c) (a "Distribution"), then, in each such case, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such Distribution by a fraction, of which the denominator shall be the Closing Sale Price determined as of the record date, and of which the numerator shall be such Closing Sale Price on such record date less the then per share fair market value at such record date of the portion of such Distribution so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors of the Company in good faith. The adjustment shall be described in a statement provided to the Holder. Such adjustment shall be made whenever any such Distribution is made and shall become effective immediately after the applicable record date.

(c) Fundamental Transactions. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity or in which the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of capital stock tender shares representing more than 50% of the voting power of the capital stock of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the voting power of the capital stock of the Company (except for any such transaction in which the stockholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 3(a) above) (in any such case, a "Fundamental Transaction"), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled

to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise of this Warrant (the "Alternate Consideration"). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous "cashless exercise" of this Warrant pursuant to Section 2(d) above or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this paragraph (d) shall similarly apply to subsequent transactions analogous to a Fundamental Transaction type. For purposes of this Warrant, "Person" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated or unincorporated association, joint venture, government (or an agency or subdivision thereof) or any other entity or organization.

(d) Number of Warrant Shares. Simultaneously with any adjustment to the number of Warrant Shares pursuant to Section 3, the Exercise Price shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment. Notwithstanding the foregoing, in no event may the Exercise Price be adjusted below the par value of the Common Stock then in effect.

(e) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

(f) Notice to Holder.

(i) Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by e-mail a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

(ii) Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize any Distribution, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a

party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or any Fundamental Transaction, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by e-mail to the Holder at its last e-mail address as it shall appear upon the Warrant Register (as defined below), at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice of such transaction in order to enable the Holder to participate in or vote with respect to such transaction; *provided that* the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of its subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Representations and Covenants of the Holder. This Warrant has been entered into by the Company in reliance upon the following representations and covenants of the Holder:

(a) Investment Purpose. This Warrant and the Warrant Shares are being acquired for investment and not with a view to the sale or distribution of any part thereof, and the Holder has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration under the Securities Act or an exemption from the registration requirements of the Securities Act. Holder is not a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(b) Private Issue. The Holder understands (i) that the Warrant Shares are not registered under the Securities Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Warrant will be exempt from the registration and qualifications requirements thereof, and (ii) that the Company's reliance on such exemption is predicated on the representations set forth in this Section 4.

(c) Risk of No Registration. Without in any way limiting the Company's obligations under this Warrant, the Holder understands that if the Common Stock is not registered with the Commission pursuant to Section 12 of the Exchange Act or the Company is not required to file reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act, or if a registration statement is not effective under the Securities Act covering the resale of the Warrant Shares when it desires to sell (i) the rights to purchase Common Stock pursuant to this Warrant or (ii) the Warrant Shares, as applicable, it may be required to hold such securities for an indefinite period. The Holder also understands that any sale of (A) its rights

hereunder to purchase Warrant Shares or (B) Warrant Shares which might be made by it in reliance upon Rule 144 under the Securities Act may be made only in accordance with the terms and conditions of that Rule.

(d) Restricted Securities. The Holder understands that this Warrant and the Warrant Shares issuable upon exercise hereof have not been registered under the Securities Act or registered or qualified under the securities laws of any state, and are issued in reliance upon specific exemptions therefrom, which exemptions depend upon, among other things, the *bona fide* nature of the Holder's investment intent as expressed herein. The Holder understands that the Company is under no obligation to so register or qualify this Warrant or the Warrant Shares, except to the extent provided in the RRA. The Holder understands that this Warrant and any Warrant Shares issued upon any exercise hereof are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and must be held indefinitely unless subsequently registered under the Securities Act and registered or qualified under applicable state securities laws, unless exemptions from such registration and qualification are otherwise available.

(e) Accredited Investor. The Holder is, and on each date on which it exercises any portion of this Warrant it will be, an "accredited investor" as defined in Regulation D promulgated under the Securities Act.

Section 5. Transfer of Warrant.

(a) Transferability. This Warrant and the Warrant Shares issued upon exercise hereof may not be transferred or assigned in whole or in part except in compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company or its transfer agent, as reasonably requested by the Company or such transfer agent). Subject to the immediately preceding sentence, the Holder may transfer all or part of this Warrant or the Warrant Shares to any transferee; provided, that in connection with any such transfer of this Warrant, Holder will give the Company notice of the portion of the Warrant being transferred, with the name, address and taxpayer identification number of the transferee in accordance with Exhibit B hereto, and the Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and to the Holder if applicable); and provided further, that any transferee of this Warrant shall make substantially the representations set forth in Section 4 above and shall agree in writing with the Company to be bound by all of the terms and conditions of this Warrant.

(b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 5(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

(c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d) Removal of Legends. In connection with any sale or other transfer of Warrant Shares that complies with all applicable securities laws, and subject to the Company's receipt from the Holder of customary representations and other documentation reasonably acceptable to the Company, the Company shall, within the Standard Settlement Period following any request therefor from the Holder, (A) deliver to the transfer agent irrevocable instructions that the transfer agent shall make a new, unlegended entry for such book entry position Warrant Shares and (B) cause its counsel to deliver to the transfer agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the transfer agent to effect the removal of the legends in accordance with the provisions hereof. The Company shall be responsible for the fees of its transfer agent.

Section 6. Miscellaneous.

(a) No Rights as Stockholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(c). Without limiting the rights of a Holder to receive Warrant Shares on a Cashless Exercise, and to receive the cash payments contemplated pursuant to Section 2(c)(iv), in no event will the Company be required to net cash settle an exercise of this Warrant.

(b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

(c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

(d) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its

issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e) Governing Law; Submission to Jurisdiction; Venue.

(i) This Warrant shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(ii) Each of the Company and the Holder hereby irrevocably and unconditionally:

(1) submits for itself and its property in any legal action or proceeding relating solely to this Warrant or the transactions contemplated hereby, to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware;

(2) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(3) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 6(i) or at such other address of which the other party shall have been notified pursuant thereto;

(4) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing Section 6(e)(ii)(1) are not available despite the intentions of the parties hereto; and

(5) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law.

(f) Waiver of Jury Trial. **Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.**

(g) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant will have restrictions upon resale imposed by state and federal securities laws.

(h) Nonwaiver. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies.

(i) Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next Business Day, (c) three (3) Business Days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt:

(i) If to the Company, addressed as follows:

XCF Global Inc.
2500 City West Blvd, Suite 150-13
Houston, TX 77042
Attention: Harvey Schnitzer
Email: h.schnitzer@xcf.global

with a copy (which shall not constitute notice):

Paul Hastings LLP
200 Park Avenue
New York, NY 10166
Attention: Gil Savir
Email: gilsavir@paulhastings.com

(ii) If to Holder, addressed to address or email address of such Holder appearing on the signature page to this Warrant.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

(j) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(k) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(l) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns

of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

(m) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder, on the other hand.

(n) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(o) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

****

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be executed by their respective officers thereunto duly authorized as of the date first above indicated.

XCF GLOBAL, INC.

By: ___________________________
Name:
Title:

HOLDER
GL PART SPV II, LLC

By: ___________________________
Name:
Title:

Address of Holder:
30 N Gould St., Suite R
Sheridan WY 82801
Attention: Majique Ladnier
Email: ml@glspv.com

EXHIBIT A

NOTICE OF EXERCISE

TO: XCF GLOBAL INC.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in Section 2(d) of the Warrant, to exercise the Warrant with respect to the cashless exercise procedure set forth in Section 2(d) of the Warrant.

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

____

The Warrant Shares (or the direct registration statement with respect to the Warrant Shares) shall be delivered to the following [DWAC Account Number][address and email]:

____

____

____

(4) The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

HOLDER

Signature of Authorized Signatory of Holder: ________________________________
Name of Authorized Signatory: ________________________________
Title of Authorized Signatory: ________________________________
Date: ________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the certain Warrant, dated July [●], 2026, issued by the Company to the Holder, and all rights evidenced thereby [with respect to [●] Warrant Shares] are hereby assigned to (please print)

Name:	______________________________
Address:	______________________________
Taxpayer Identification Number	______________________________
Phone Number:	______________________________
Email Address:	______________________________
Name of Holder:	______________________________
By:	______________________________
Print Name:	______________________________
Title:	______________________________
Date:	______________________________
Holder's Address:	______________________________

EXHIBIT B

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "**Agreement**"), dated as of July 23, 2026, is entered into by and between XCF Global, Inc., a Delaware corporation (the "**Company**"), and GL PART SPV II, LLC, a Delaware corporation (individually as the "**Investor**" and collectively together with its permitted assigns, the "**Investors**"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement (as defined below).

WHEREAS:

A. In connection with the entry by the Company and the Investor entering into a Warrant Purchase Agreement, dated as of July 16, 2026 (the "**Purchase Agreement**"), the Company has agreed, upon the terms and subject to the conditions of the Purchase Agreement, to issue and deliver to Investor one or more warrants (collectively, the "**Warrants**") to purchase shares of the Company's Class A Common Stock, par value $0.0001 per share (the "**Common Stock**" and such shares of Common Stock, the "**Warrant Shares**"); and

B. To induce the Investor to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "**Securities Act**"), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) "**Filing Deadline**" shall mean December 4, 2026, unless Investor notifies the Company prior to November 30, 2026 that it may purchase one or more Additional Warrants after November 30, 2026 and before December 31, 2026, in which case the Filing Deadline shall be January 5, 2027.

(b) "**Person**" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

(c) "**Prospectus**" means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any "free writing prospectus" as defined in Rule 405 under the Securities Act, relating to the terms of the offering of any portion of the Registrable Securities.

(d) "**Register**," "**Registered**," and "**Registration**" refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and providing for offering securities on a continuous basis, and the declaration or ordering of effectiveness of such registration statement(s) by the U.S. Securities and Exchange Commission (the "**SEC**").

(e) "**Registrable Securities**" shall mean (i) the Warrants and (ii) the Warrant Shares and any other securities of the Company (or any successor or assign of the Company, whether by merger, reorganization, consolidation, sale of assets or otherwise) which may be issued, issuable, with respect to, in exchange for, or in substitution of, Registrable Securities referenced in the foregoing clauses (i) and (ii) by reason of any dividend, distribution or Common Stock split, combination of shares of Common Stock, merger, consolidation, recapitalization, reclassification, reorganization, sale of assets or similar transaction.

(f) "**Registration Expenses**" means all registration and filing fee expenses incurred by the Company in effecting any registration pursuant to this Agreement, including (i) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC, FINRA or any other regulatory authority, (ii) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or "Blue Sky" laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses, and (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company.

(g) "**Registration Statement**" means any registration statement of the Company filed with, or to be filed with, the SEC under the Securities Act, that Registers Registrable Securities, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws. "Registration Statement" shall also include a New Registration Statement, as amended when each became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a Prospectus subsequently filed with the SEC.

(h) "**Required Investors**" means the Investors holding a majority of the Registrable Securities outstanding from time to time.

(i) "**Selling Expenses**" means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all similar fees and commissions relating to the Investors' disposition of the Registrable Securities.

2. REGISTRATION.

(a) Mandatory Registration. On or prior to the Filing Deadline, the Company shall prepare and file with the SEC an initial Registration Statement (the "**Initial Registration Statement**") covering the resale of all Registrable Securities. Before filing the Registration Statement, the Company shall furnish to the Investors a copy of the Registration Statement. The Investors and their counsel shall have at least three Business Days prior to the anticipated filing date of a Registration Statement to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related Prospectus, prior to its filing with the SEC. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in the form attached hereto as Exhibit A. Such Registration Statement also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Warrant Shares resulting from share splits, share dividends or similar transactions with respect to the Common Stock. Such Registration Statement shall not include any Common Stock or other securities for the account of any other holder of securities of the Company without the prior written consent of the Required Investors. The Company shall (a) use commercially reasonable efforts to address in each such document prior to being so filed with the SEC such comments as the Investor or its counsel reasonably proposed by the Investor, and (b) not file any Registration Statement or Prospectus or any amendment or

supplement thereto containing information regarding the Investor to which Investor reasonably objects, unless such information is required to comply with any applicable law or regulation. The Investors shall furnish all information reasonably requested by the Company and as shall be reasonably required in connection with any registration referred to in this Agreement.

(b) Effectiveness. The Company shall use its reasonable best efforts to have the Initial Registration Statement and any amendment declared effective by the SEC at the earliest possible date but no later than the earlier of the one-hundred and twentieth (120th) calendar day following the initial filing date of the Initial Registration Statement if the SEC notifies the Company that it will "review" the Initial Registration Statement and (b) the fifth Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Initial Registration Statement will not be "reviewed" or will not be subject to further review (the "**Effectiveness Deadline**"). The Company shall notify the Investor by e-mail as promptly as practicable, and in any event, within 24 hours, after the Registration Statement is declared effective or is supplemented and shall provide the Investor with copies of any Prospectus to be used in connection with the sale or other disposition of the securities covered thereby upon request. The Company shall use reasonable best efforts to keep the Initial Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Investors of all of the Registrable Securities covered thereby at all times until the earliest to occur of the following events: (i) the date on which the Investors shall have resold all the Registrable Securities covered thereby; (ii) the date on which the Registrable Securities may be resold by the Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect; (iii) the date on which all legends restricting transfer of the Registrable Securities under the Securities Act have been removed from the Registrable Securities (as applicable, the "**Registration Period**"). The Initial Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c) Sufficient Number of Securities Registered. In the event the number of securities available under the Initial Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Initial Registration Statement or file a new registration statement (together with any prospectuses or prospectus supplements thereunder, a "**New Registration Statement**"), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than ten Business Days after the necessity therefor arises (the "**New Registration Filing Deadline**"). The Company shall use its reasonable best efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof but no later than the earlier of the one-hundred and twentieth (120th) calendar day following the initial filing date of the New Registration Statement if the SEC notifies the Company that it will "review" the New Registration Statement and (b) the fifth Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the New Registration Statement will not be "reviewed" or will not be subject to further review (the earlier of such dates, the "**New Registration Effectiveness Deadline**"). The provisions of Section 2(a) and (b) shall apply to the New Registration Statement, except as modified hereby.

(d) Allowable Delays. On no more than two occasions and for not more than sixty (60) consecutive calendar days or for a total of not more than ninety (90) total calendar days in any twelve (12)-month period, the Company may delay the effectiveness of the Initial Registration Statement or any other Registration Statement, or suspend the use of any Prospectus, in the event that the Company determines, in good faith and upon advice of legal counsel, that such delay or suspension is (A) necessary to delay the

disclosure of material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company, (B) necessary to amend or supplement the affected Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading or (C) in the best interest of the Company (an "**Allowed Delay**"); provided, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material non-public information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under the applicable Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

(e) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use reasonable best efforts to advocate with the SEC for the registration of all of the Registrable Securities) or requires any Investor to be named as an "underwriter," the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) make commercially reasonable efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering "by or on behalf of the issuer" as defined in Rule 415 and that none of the Investors is an "underwriter." No such written submission with respect to this matter shall be made to the SEC to which any Investor's counsel reasonably objects. In the event that, despite the Company's reasonable best efforts and compliance with the terms of this Section 2(f), the SEC refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the "**Cut Back Shares**") and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company's compliance with the requirements of Rule 415 (collectively, the "**SEC Restrictions**"); provided, however, that the Company shall not name any Investor as an "underwriter" in such Registration Statement without the prior written consent of such Investor (provided that, in the event an Investor withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Investor in any Registration Statement covering the resale thereof until such time as the SEC no longer requires such Investor to be named as an "underwriter" in such Registration Statement or such Investor otherwise consents in writing to being so named). Any cut-back imposed on the Investors pursuant to this Section 2(f) shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of such Investor as such Investor shall designate, unless the SEC Restrictions otherwise require or provide or the Investors otherwise agree. From and after such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions applicable to such Cut Back Shares (such date, the "**Restriction Termination Date**"), all of the provisions of this Section 2 (including the Company obligations with respect to the filing of a Registration Statement and its obligations to use reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein) shall again be applicable to such Cut Back Shares; provided, however, that the date by which the Company is required to file the Registration Statement with respect to such Cut Back Shares shall be the tenth (10th) day following the Restriction Termination Date and the date by which the Company is required to have the Registration Statement effective with respect to such Cut Back Shares shall be the ninetieth (90th) day immediately after the Restriction Termination Date.

3. RELATED COMPANY OBLIGATIONS.

With respect to the Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on the Initial Registration Statement or on any New Registration

Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Notifications. The Company will promptly notify the Investors promptly of the time when any subsequent amendment to the Initial Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a Prospectus has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any Prospectus or for additional information.

(b) Amendments. The Company will prepare and file with the SEC any amendments, post-effective amendments or supplements to the Initial Registration Statement, any New Registration Statement or any Prospectus, as applicable, that, (a) as may be necessary to keep such Registration Statement effective for the Registration Period and to comply with the provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") with respect to the distribution of all of the Registrable Securities covered thereby, or (b) in the reasonable opinion of the Investors and the Company, as may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Investors.

(c) Investor Review. The Company will not file any amendment or supplement to the Registration Statement, any New Registration Statement or any Prospectus, other than documents incorporated by reference, relating to the Investors, the Registrable Securities or the transactions contemplated hereby unless (A) the Investors and their counsel shall have been advised and afforded the opportunity to review and comment thereon at least three (3) Business Days prior to filing with the SEC and (B) the Company shall have given reasonable due consideration to any comments thereon received from the Investors or their counsel.

(d) Copies Available. The Company will furnish to any Investor whose Registrable Securities are included in any Registration Statement and its counsel copies of the Initial Registration Statement, any Prospectus thereunder (including all documents incorporated by reference therein), any Prospectus supplement thereunder, any New Registration Statement and all amendments to the Initial Registration Statement or any New Registration Statement that are filed with the SEC during the Registration Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment) and such other documents as Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by Investor that are covered by such Registration Statement, in each case as soon as reasonably practicable upon such Investor's request and in such quantities as such Investor may from time to time reasonably request; provided, however, that the Company shall not be required to furnish any document to the Investor to the extent such document is available on EDGAR.

(e) Notification of Stop Orders; Material Changes. The Company shall advise the Investors promptly (but in no event later than 24 hours) and shall confirm such advice in writing, in each case: (i) of the Company's receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any Prospectus or for any additional information; (ii) of the Company's receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Initial Registration Statement or prohibiting or suspending the use of any Prospectus or Prospectus supplement,

or any New Registration Statement, or of the Company's receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in any Registration Statement or any Prospectus untrue or which requires the making of any additions to or changes to the statements then made in any Registration Statement or any Prospectus in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of any Prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend any Registration Statement or any Prospectus to comply with the Securities Act or any other law. The Company shall not be required to disclose to the Investors the substance of specific reasons of any of the events set forth in clause (i) to (iii) of the immediately preceding sentence (each, a "**Suspension Event**"), but rather, shall only be required to disclose that the event has occurred and, if necessary, notify the Investors of an Allowed Delay in accordance with Section 2(d). If at any time the SEC, or any other federal or state governmental authority shall issue any stop order suspending the effectiveness of any Registration Statement or prohibiting or suspending the use of any Prospectus or Prospectus supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to the Investors, without charge, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Initial Registration Statement, any New Registration Statement or any Prospectus, or Prospectus supplement as the case may be. In the event of a Suspension Event set forth in clause (iii) of the first sentence of this Section 3(e), the Company will use its commercially reasonable efforts to publicly disclose such event as soon as reasonably practicable, or otherwise resolve the matter such that sales under Registration Statements may resume.

(f) Confirmation of Effectiveness. If reasonably requested by an Investor at any time in respect of any Registration Statement, the Company shall deliver to such Investor a written confirmation (email being sufficient) from Company's counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not such Registration Statement is currently effective and available to the Company for sale of Registrable Securities.

(g) Listing. The Company shall use best efforts to cause all Warrant Shares covered by a Registration Statement to be listed on the Nasdaq Capital Market.

(h) Compliance. The Company shall otherwise use best efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act, promptly inform the Investor in writing if, at any time during the Registration Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investor is required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder, and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least 12 months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this subsection 3(h), "**Availability Date**" means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "**Availability Date**" means the 90th day after the end of such fourth fiscal quarter).

(i) Blue-Sky. The Company shall register or qualify or cooperate with the Investor and their counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by the Investor; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(i), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(i), or (iii) file a general consent to service of process in any such jurisdiction.

(j) Rule 144. With a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell Warrants or Warrant Shares to the public without registration, the Company covenants and agrees to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as there are no longer Registrable Securities; and (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; (iii) furnish electronically to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of or electronic access to the Company's most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

(k) Cooperation. The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of Warrants or Warrant Shares and registered in such names as the holders of the Registrable Securities may reasonably request to the extent permitted by such Registration Statement or Rule 144 to effect sales of Registrable Securities; for the avoidance of doubt, the Company may satisfy its obligations hereunder without issuing physical share certificates through the use of The Depository Trust Company's Direct Registration System.

4. OBLIGATIONS OF THE INVESTORS.

(a) Investor Information. Each Investor shall provide a completed Investor Questionnaire in the form attached hereto as Exhibit B in connection with the registration of the Registrable Securities. If the Company has not received such completed Questionnaire from an Investor within three Business Days of the Company's request, the Company may file the Registration Statement without including such Investor's Registrable Securities.

(b) Suspension of Sales. Each Investor, severally and not jointly with any other Investor, agrees that, upon receipt of any notice from the Company of the existence of an Allowed Delay or a Suspension Event as set forth in Section 3(e), the Investor will promptly discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor's receipt of a notice from the Company confirming the resolution of such Allowed Delay or Suspension Event and that such dispositions may again be made; provided, for the avoidance of doubt, that the foregoing shall not limit the right of the Investor to sell or otherwise dispose of the Registrable Securities pursuant to Rule 144 or any other exemption from the registration requirements of the Securities Act or to settle a transaction pursuant to a Registration Statement as to which a contract for such sale was entered into prior to such Investor's receipt of the notice from the Company of the existence of the Allowed Delay

or Suspension Event. The Company shall cause its transfer agent to deliver unlegended Warrants or Warrant Shares to a transferee of an Investor in accordance with any sale of Registrable Securities pursuant to a Registration Statement with respect to which such Investor has entered into a contract for sale prior to such Investor's receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event.

(c) Investor Cooperation. Each Investor, severally and not jointly with any other Investor, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement or New Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

5. EXPENSES OF REGISTRATION.

All Registration Expenses incurred in connection with registrations pursuant to this Agreement shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of the Investors shall be borne by the Investors pro rata on the basis of the number of Registrable Securities so registered.

6. INDEMNIFICATION.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investors, each Person, if any, who controls the Investors, the members, the directors, officers, partners, employees, members, managers, agents, representatives and advisors of the Investors and each Person, if any, who controls the Investors within the meaning of the Securities Act or the Exchange Act (each, an "**Indemnified Person**"), against any losses, obligation, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs and costs of preparation), reasonable and documented attorneys' fees, amounts paid in settlement or reasonable and documented expenses, (collectively, "**Claims**") reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("**Indemnified Damages**"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus, or any amendment or supplement thereof, or (ii) any violation or alleged violation by the Company or any of its subsidiaries of the Securities Act, Exchange Act or any other state securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration of the Registrable Securities (the matters in the foregoing clauses (i) and (ii) being, collectively, "**Violations**"). The Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable, for any reasonable out-of-pocket legal fees or other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the Investors or such Indemnified Person specifically for use in such Registration Statement or prospectus and was reviewed and approved in writing by such Investor or such Indemnified Person expressly for use in connection with the preparation of any Registration Statement, any prospectus or any such amendment thereof or supplement thereto; (B) with respect to any superseded

prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, and the Indemnified Person was promptly advised in writing not to use the outdated, defective or incorrect prospectus prior to the use giving rise to a Violation; (C) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investor pursuant to Section 8.

(b) In connection with the Initial Registration Statement, any New Registration Statement or any prospectus, the Investors, severally and not jointly, agree to indemnify, hold harmless and defend, the Company, each of its directors, each of its officers who signed the Initial Registration Statement or signs any New Registration Statement, each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, an "**Indemnified Party**"), against any Claims resulting from any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with information about an Investor furnished in writing by such Investor to the Company and reviewed and approved in writing by such Investor or such Indemnified Person expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement, any prospectus or any such amendment thereof or supplement thereto. In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by any Investor pursuant to Section 8.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or the Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying

party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Party or Indemnified Person in respect to or arising out of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the Indemnified Party or Indemnified Person. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. Any Person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall return such payment (including reimbursement of expenses) to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 7 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by such seller from the sale of such Registrable Securities giving rise to such contribution obligation.

8. ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the Required Investors; provided, however, that in any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company is a party and in which the Registrable Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investor in connection with such transaction unless such securities are otherwise freely tradable by the Investor after giving effect to such

transaction, and the prior written consent of the Required Investors shall not be required for such transaction.

An Investor may transfer or assign its rights hereunder, in whole or from time to time in part, to one or more Persons in connection with the transfer of not fewer than two million (2,000,000) Warrant Shares or Warrants exercisable for four million (4,000,000) Warrant Shares (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization) by such Investor to such Person, provided that such Investor complies with all laws applicable thereto, and the provisions of the Purchase Agreement, and provides written notice of assignment to the Company promptly after such assignment is effected, and such Person executes the joinder agreement attached hereto as Exhibit C (the "**Joinder Agreement**").

The provisions of this Agreement shall be binding upon and inure to the benefit of the Investor and its successors and permitted assigns.

9. AMENDMENTS AND WAIVERS.

The provisions of this Agreement, including the provisions of this sentence, may be amended, modified or supplemented, or waived only by a written instrument executed by (i) the Company and (ii) the Required Investors, provided that (1) any party may give a waiver as to itself, (2) any amendment, modification, supplement or waiver that disproportionately and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor or each Investor, as applicable, and (3) any amendments to Section 6 or to the definitions of "Filing Deadline," "Effectiveness Deadline," or "Registration Period" shall require the written consent of each Investor. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of one or more Investors and that does not adversely directly or indirectly affect the rights of other Investors may be given by Investors holding all of the Registrable Securities to which such waiver or consent relates.

10. MISCELLANEOUS.

(a) Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next Business Day, (c) three (3) Business Days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt:

i. If to the Company, addressed as follows:

XCF Global Inc.
2500 City West Blvd, Suite 150-13, Houston, TX 77042
Attention: Harvey Schnitzer
Email: h.schnitzer@xcf.global

with a copy (which shall not constitute notice):

Paul Hastings LLP
200 Park Avenue

New York, NY 10166
Attention: Gil Savir
Email: gilsavir@paulhastings.com

ii. If to any Investor, at its e-mail address or address set forth on its signature page to the Purchase Agreement or on the signature page to the Joinder Agreement, as applicable, or to such e-mail address, or address as subsequently modified by written notice given in accordance with this Section 10.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

(b) Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

(c) Governing Law; Submission to Jurisdiction; Venue. The provisions of Section 7.4 of the Purchase Agreement are incorporated by reference herein *mutatis mutandis*.

(d) Waiver of Jury Trial. The provisions of Section 7.5 of the Purchase Agreement are incorporated by reference herein *mutatis mutandis*.

(e) Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(f) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (*e.g.*, www.docusign.com) shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(g) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(h) Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(i) No Third Party Beneficiaries. Except as specifically provided in Section 6, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement,

in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby.

(j) Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

(k) Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any affiliates or assignees thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any affiliates or assignees thereof, as such for any obligation of the Investors under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(l) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

(m) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of date first written above.

COMPANY:

XCF Global, Inc.

By: ______________________________________

Name:

Title:

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of date first written above.

INVESTOR:

GL PART SPV II, LLC

By: ____

Name:____

Title:____

Address:
30 N Gould St., Suite R
Sheridan WY 82801
Attention: Majique Ladnier
Email: ml@glspv.com

[Signature Page to Registration Rights Agreement]

Exhibit A

PLAN OF DISTRIBUTION

We are registering for resale from time to time by the Selling Securityholders:

- up to [●] Warrants; and
- up to [●] Warrant Shares.

[We are also registering the issuance by us of up to an aggregate of [●] Warrant Shares that may be issued to a person that purchases Warrants sold pursuant to this prospectus.]

We will not receive any proceeds from the sale by the Selling Securityholders of the securities offered by them described in this prospectus, except with respect to amounts received by us upon the exercise of the Warrants for cash. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Securityholders.

The Warrant Shares and the Warrants beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term "Selling Securityholders" includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer.

The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Each Selling Securityholder reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of securities to be made directly or through agents. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions.

The Selling Securityholders may sell their Warrants and Warrant Shares by one or more of, or a combination of, the following methods:

- purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
- ordinary brokerage transactions and transactions in which the broker solicits purchasers;
- block trades in which the broker-dealer so engaged will attempt to sell the offered securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- an over-the-counter distribution in accordance with the rules of Nasdaq;
- through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;
- through one or more underwritten offerings on a firm commitment or best efforts basis;

- settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

- agreements with broker-dealers to sell a specified number of the securities at a stipulated price per Warrant Share or Warrant;

- in "at the market" offerings, as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act'), at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

- in privately negotiated transactions;

- in options transactions;

- through a combination of any of the above methods of sale; or

- any other method permitted pursuant to applicable laws.

The Selling Securityholder may also sell Shares under Rule 144 under the Securities Act ("Rule 144") or any other exemptions from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Securityholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Securityholder (or, if any broker-dealer acts as agent for the purchaser of Shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Warrants and/or Warrant Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Warrants and/or Warrant Shares, as applicable, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer the Warrants and/or Warrant Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the Selling Securityholders for purposes of this prospectus.

In connection with the sale of Warrant Shares, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Securityholders may also sell the common stock short and deliver Warrant Shares to close out its short position, or loan or pledge the Warrant Shares to broker-dealers that in turn may sell Warrant Shares. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution

of Warrant Shares offered by this prospectus, which Warrant Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholders and any broker-dealers or agents that are involved in selling the Warrants or Warrant Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Warrants or Warrant Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

To the extent required, the securities to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

In order to comply with the securities laws of some states, if applicable, the Warrants and Warrant Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Warrants and Warrant Shares may not be sold unless such securities have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We are required to pay the fees and expenses incurred by the Company incident to the registration of the Shares, including, without limitation, all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws. We have agreed to indemnify the Selling Securityholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act. The Selling Securityholders will be responsible for the payment of all discounts and commissions incurred in connection with sales of common stock pursuant to the registration statement of which this prospectus forms a part.

We have agreed with the Selling Securityholders to use reasonable best efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earliest to occur of: the earliest to occur of the following events: (i) the date on which the Investors shall have resold all the Registrable Securities covered thereby; (ii) the date on which the Warrants and the Warrant Shares may be resold by the Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect; and (iii) the date on which all legends restricting transfer of the Warrants and the Warrant Shares under the Securities Act have been removed from the Warrants and the Warrant Shares.

The Selling Securityholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Warrants and Warrant Shares by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Warrants and the Warrant Shares to engage in market-making activities with respect to such securities. All of the foregoing may affect the marketability of the Warrants and the Warrant Shares and the ability of any person or entity to engage in market-making activities with respect to the Warrants and the Warrant Shares .

We will make copies of this prospectus available to the Selling Securityholders and have informed the Selling Securityholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Exhibit B

INVESTOR QUESTIONNAIRE

The undersigned hereby provides the following information to XCF Global, Inc. (the "Company") and represents and warrants that such information is accurate (capitalized terms used herein, but not defined herein shall have the meanings assigned to them in the Registration Rights Agreement, dated as of July 23, 2026 by and between the Company and GL PART SPV II, LLC):

1. Name.

(a) Full Legal Name of Investor

____

(b) Full Legal Name of registered holder (if not the same as (a) above) through which Registrable Securities are held:

____

(c) Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

____

2. Address for Notices to Investor:

____

____

____

Telephone:

____

E-Mail: ____

Contact Person:

____

3. Broker-Dealer Status:

(a) Are you a broker-dealer?

Yes ☐ No ☐

(b) If "yes" to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note: If "no" to Section 3(b), the Commission's staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c) Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d) If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If "no" to Section 3(d), the Commission's staff has indicated that you should be identified as an underwriter in the Registration Statement.

4. Beneficial Ownership of Securities of the Company Owned by the Investor.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a) Type and Amount of other securities beneficially owned by the Investor:

____

____

5. Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

____

____

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

The undersigned hereby acknowledges and is advised of Securities Act Sections Corporation Finance Interpretation 239.10 regarding short selling, which states as follows:

> An issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling shareholders wanted to do a short sale of common stock "against the box" and cover the short sale with registered shares after the effective date. The issuer was advised that the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date.

By returning this Questionnaire, the undersigned will be deemed to be aware of the foregoing interpretation.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date: ____________________________ Beneficial Owner: ______________________________

By: ____
Name:
Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED QUESTIONNAIRE TO: KEITHPISANI@PAULHASTINGS.COM.

EXHIBIT C

JOINDER AGREEMENT

By executing this JOINDER AGREEMENT, the undersigned hereby agrees to become a party to the Registration Rights Agreement dated as of July 23, 2026, by and among XCF Global, Inc., a Delaware corporation, and GL PART SPV II, LLC, and that he/she/it will have all the rights and obligations of an Investor provided under such Registration Rights Agreement.

Dated: ____________________

[NAME]

By: ____________________________________
Name:
Title:
Address:
Email:
Facsimile No.:

EXHIBIT C

FORM OF ADDITIONAL WARRANT PURCHASE NOTICE

[•] [•], 2026

Reference is made to Warrant Purchase Agreement, dated July 16, 2026, by and among XCF Global, Inc., a Delaware corporation, and GL PART SPV II, LLC, a limited liability company organized and existing under the laws of the State of Wyoming (the "**Warrant Purchase Agreement**"). Capitalized terms used in this Additional Warrant Purchase Notice (this "**Notice**") but not defined herein shall have the meanings assigned to such terms in the Warrant Purchase Agreement.

Pursuant to Section 2.1(b) of the Warrant Purchase Agreement, Investor hereby notifies the Company of its intent to purchase an Additional Warrant Purchase Amount of $[•] on [DATE], 2026.

IN WITNESS WHEREOF, the parties hereto have executed this Notice as of the day and year first above written.

GL PART SPV II, LLC

By: ______________________________________

Name:_____________________________________

Title:______________________________________

EXHIBIT D

LEGEND REMOVAL CERTIFICATE

The undersigned stockholder and/or warrant holder (the "***Securityholder***") of **XCF GLOBAL, INC.**, a Delaware corporation (the "***Company***"), is delivering this certificate to the Company in connection with the Securityholder's request to remove the transfer restriction legends under the Securities Act of 1933, as amended (the "***Securities Act***"), from certificates or book-entry notations issued in the Securityholder's name with respect to the number of shares of the Company's Class A Common Stock (the "***Shares***") and/or the number of Warrants (the "***Warrants***" and, together with the Shares, the "***Securities***") set forth on Schedule I hereto.

A. The Securityholder hereby represents and warrants to the Company that the Securityholder is not currently an affiliate of the Company, as that term is defined in paragraph (a)(1) of Rule 144 promulgated under the Securities Act ("***Rule 144***"), and has not been an affiliate of the Company for a period of three months prior to the date hereof.

B. The Securityholder, pursuant to a Warrant Purchase Agreement, dated July 16, 2026, by and between the Company and the Securityholder, acquired and fully paid for the Securities (or is deemed to have acquired and fully paid for the Securities) on July [●], 2026 in accordance with paragraph (d) of Rule 144 and the interpretations of the Division of Corporation Finance of the Securities and Exchange Commission thereunder.

C. The Securityholder hereby represents and warrants to the Company that the Securityholder is sophisticated in financial matters and is familiar with the registration requirements under the Securities Act. If the Securityholder is an investment fund, the Securityholder's chief compliance officer (or other responsible officer with substantially similar duties) (or the chief compliance officer (or other responsible officer with substantially similar duties) of the general partner, manager or other entity which manages the Securityholder) has reviewed this certificate and is aware that the Securityholder will be executing and delivering this certificate to the Company and undertaking the obligations set forth herein.

D. The Securityholder acknowledges that the Company formerly was a "special purpose acquisition corporation" and therefore is an issuer described in subsection (i)(1)(ii) of Rule 144.

E. The Securityholder did not originally acquire the Shares with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.

F. If the Securityholder is an investment fund, the Securityholder has established and maintains adequate controls and procedures to ensure that the Shares are transferred and/or sold only pursuant to (i) an effective resale registration statement under the Securities Act registering the Securityholder's resale of the Securities, which includes a prospectus that is current, and in the manner contemplated by such registration statement, including the "Plan of Distribution" contained therein or (ii) an exemption from the registration requirements of the Securities Act. Such controls include, but are not limited to, procedures designed to identify, segregate, and control the Securities. Such controls and procedures

are effective in all material respects to perform the functions for which they were established.

G. The Securityholder hereby covenants that:

1. The Securityholder will transfer the Securities only:

   (a) pursuant to an effective resale registration statement under the Securities Act registering the Securityholder's resale of the Securities, which includes a prospectus that is current, and in the manner contemplated by such registration statement, including the "Plan of Distribution" contained therein;

   (b) in accordance with Rule 144, including the requirement of subsection (i)(2) of Rule 144 that the Company: (i) be then subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and (ii) has filed all reports and other materials required to be filed by Section 13 or 15(d) of such Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports; or

   (c) pursuant to another exemption from the registration requirements of the Securities Act, *provided* that the Securityholder provides the Company with advance notice of such transfer and, if requested, an opinion of counsel that the proposed transfer is exempt from the registration requirements of the Securities Act.

2. Securityholder acknowledges and agrees that, unless there is registration statement registering the issuance of Shares upon the exercise of a Warrant under the Securities Act, Securityholder shall only be permitted to exercise such Securityholder's Warrant on a cashless basis pursuant to Section 2(d) of the Warrant.

3. The Securityholder acknowledges and agrees that the Company is under no obligation to provide oral or written notice to the Securityholder regarding the availability of an exemption from registration pursuant to Rule 144, and the Securityholder shall be responsible for ensuring that any proposed transfers of the Shares in reliance upon Rule 144 comply with Rule 144, including without limitation subsection (i)(2) thereof. The Securityholder further acknowledges and agrees that Rule 144 may not be available as an exemption from registration for future transfers of the Securities.

4. The Securityholder will provide the Company with any update to the Securityholder's contact information set forth on the signature page hereof for purposes of any notification to be delivered to the Securityholder relating hereto.

H. The Securityholder agrees that, in connection with the matters described above, the Company, Paul Hastings LLP, the Company's legal counsel, and the Company's transfer,

may rely upon the statements, representations and warranties made herein, as if this certificate had been addressed to them, (i) with respect to Paul Hastings LLP, for purposes of preparing and delivering any legal opinion(s) required in connection with the removal of the transfer restriction legends from the Securities, and, (ii) with respect to the transfer agent, in connection with the removal of the transfer restriction legends from the Securities. The Securityholder hereby agrees to indemnify and to hold harmless the Company, its officers, employees or representatives, Paul Hastings, LLP and the transfer agent (each an "***Indemnified Person***") from any liability for any breach of the foregoing representations and warranties and covenants (and the costs and expenses of defending against such liability or alleged liability); provided that in no event will an Indemnified Person be entitled to recover or make a claim for any amount in respect of consequential, incidental or indirect damages, lost profits or special or punitive damages.

[*Signature page follows*]

Very truly yours,

Name of Securityholder: ________________________________

Signature: ________________________________

Name of Signatory: ________________________________

Title of Signatory: ________________________________

Date: ________________________________

Contact Name No. 1: ________________________________

Phone Number: ________________________________

Email: ________________________________

Contact Name No. 2: ________________________________

Phone Number: ________________________________

Email: ________________________________

Schedule I

Entity/Individual Legal Name	Registration Name	Tax Identification Number	Number of Shares and/or Warrants	Share/Warrant Certificate or Book Entry Information